UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM 12b-25
NOTIFICATION OF LATE FILING	SEC FILE NUMBER
CUSIP NUMBER

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MedQuist Inc.
Full Name of Registrant

Former Name if Applicable

1000 Bishops Gate Blvd., Suite 300
Address of Principal Executive Office (Street and Number)

Mount Laurel, New Jersey 08054
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

On March 16, 2004, the Company filed a Form 12b-25 Notification of Late Filing with the Securities and Exchange Commission (SEC) to disclose that it had delayed the filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 2003, pending completion of an independent review of the Company’s billing practices. On March 25, 2004, the Company filed a Form 8-K with the SEC detailing the Company’s determination that the review would not be completed in time for the Form 10-K to be filed by March 30, 2004.

On May 14, 2004, the Company filed a Form 12b-25 Notification of Late Filing to disclose that it also had delayed the filing of its Quarterly Report on Form 10-Q for the quarter ended March 31, 2004. That Quarterly Report filing also was delayed pending completion of the billing practices review.

The review was initiated in response to assertions made by a Company employee of potential improper billing practices. The Company’s Board of Directors designated a member of the Board to serve as the lead director to oversee the review on behalf of the Board, and engaged independent outside counsel, Debevoise & Plimpton LLP, and independent outside auditor, PricewaterhouseCoopers, to complete the review.

In a press release included in its Form 8-K filed August 3, 2004, the Company announced the key findings of the review, the initiation by the Board of Directors of a broad program of changes and reforms to the Company’s business practices, disciplinary actions taken against certain company employees, certain changes in its senior management, and the resignation of two of its officers.

The Company also announced in the press release that its next step is to assess the financial impact of its billing practices on its customers and on the Company. When the financial assessment has been finished and KPMG, the Company’s auditor, has completed its consideration of the review findings, and pending any additional work KPMG may believe appropriate to do as a result of the findings, MedQuist anticipates that KPMG will then be able to complete its audit of the Company’s 2003 financial statements and its review of the Company’s interim quarterly results. Until KPMG’s audit and review have been completed, the Company will be unable to finalize its financial statements and file its Form 10-K for the year ended December 31, 2003 and its Forms 10-Q for the quarters ended March 31, 2004 and June 30, 2004. Because the Company has not yet completed its financial assessment and the results have not been reviewed by KPMG, it is unable at this time to estimate with any reasonable certainty the effect that the review of its billing practices may have on its reported revenues, results of operations and financial position.

The statements above regarding the completion of the audit and review and any other expectations or anticipated events are “forward-looking” statements within the meaning of the securities laws and regulations.  These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Gregory Sebasky	856	206-4000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐ Yes			☒ No
As set forth in Part III above, the Company’s Form 10-K for the fiscal year ended December 31, 2003 and Form 10-Q for the quarter ended March 31, 2004 have not yet been filed.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects results of operations for the year ended December 31, 2003, the quarter ended March 31, 2004 and the three and six months ended June 30, 2004 to be less than those for the year ended December 31, 2002, the quarter ended March 31, 2003 and the three and six months ended June 30, 2003, respectively.  Until the financial assessment and review described above have been completed, the Company cannot estimate the impact the results of the review will have on its reported revenues, results of operations and financial position.

MedQuist Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 10, 2004	By	/s/ Howard S. Hoffmann
Howard S. Hoffmann
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.

Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).